Exhibit 99.1

Genenta, evolving into Saentra Forge, has signed a Binding Offer with Sòphia High Tech, an Italian company manufacturing critical parts for Europe’s space and defense programs

Milan, Italy – March 27, 2026 - Genenta Science S.p.A. (Nasdaq: GNTA), evolving into Saentra Forge1, a strategic industrial consolidator focused on biotech, defense, aerospace, and Italian national-security-related technologies, today announced that it has entered into a binding offer with Sòphia High Tech S.r.l., (Sòphia HT) an Italian company manufacturing critical parts for Europe’s space and defense programs, under which Genenta will fund Sòphia through two reserved capital increases, with the goal of reaching a controlling stake upon the achievement of defined performance milestones. The transaction with Sòphia High Tech would be completed in two phases and remains subject to confirmatory due diligence, required approvals, and definitive transaction documentation.

Sòphia High Tech is an aerospace and defense engineering and manufacturing company, headquartered in Somma Vesuviana (Naples), Italy. Since its founding in 2013, Sòphia High Tech has grown from a specialized engineering boutique into a recognized European aerospace manufacturer, employing a team of more than 40 engineers, PhD researchers, and skilled technical specialists. Sòphia HT focuses on the design, simulation, prototyping, manufacturing, testing, and qualification of precision mechanical components and assemblies for space, defense, and advanced industrial applications. With over 530 advanced projects completed, Sòphia serves leading European aerospace and defense organizations, including the European Space Agency, Italian Aerospace Agency, AVIO, Thales Alenia Space, Leonardo, MBDA, GSSI, and D-Orbit, and also prestigious automotive brands such as Lamborghini.

Genenta expects to fund a total of EUR 6.0 million in two tranches, the second tranche being performance-driven. Sòphia High Tech is projecting growing revenues and operates with a solid net cash position, reflecting a disciplined management structure. Sòphia HT is already profitable and forecasts continued EBITDA growth in 2026, 2027 and beyond2. The funds are expected to be used for materially scaling production capacity, accelerating technological differentiation, and strengthening commercial penetration3.

“Our decision to pursue the acquisition of Sòphia High Tech was not driven simply by the fact that it is a great company — though it is. We are proposing to acquire it because it represents exactly the kind of irreplaceable industrial asset that Italy cannot afford to lose.” said Pierluigi Paracchi, CEO of Genenta. “With a thriving small satellite industry, a national space agency investing heavily through NRRP[4] funds, and aerospace primes such as MBDA and AVIO anchoring a world-class supply chain, there is growing international attention on Italian deep-tech companies capable of delivering at the highest levels of complexity and reliability. Sòphia HT is perfectly positioned for this moment - a highly specialized, nimble, and deeply technical company with proven flight heritage, growing revenue, and proprietary manufacturing know-how that cannot be replicated. But this proposed acquisition is about more than one company. It is about a model. Sòphia HT is our legacy. The people behind it — the engineers, the PhDs, the machinists who build components that fly in space — they are our patrimony. Keeping them here, growing here, winning from here — that is the mission. That is what strategic acquisition means to us.”

“A strong synergy was immediately established with Genenta. Through investments focused on Facilities, Certifications, and People, it will ensure, in addition to an increase in Sòphia’s manufacturing activities, an ever-increasing involvement with our customers.” said Antonio Caraviello, CEO of Sòphia High Tech.

1 The name change from Genenta Science S.p.A. to Saentra Forge S.p.A. is subject to shareholder approval.

2 See “Non-GAAP Information” below for a discussion of the measure EBITDA

3 For additional information, please refer to our Form 6-K, which will be filed with the Securities and Exchange Commission today.

4 National Recovery and Resilience Plan (NRRP)

About Genenta Science

Genenta Science (Nasdaq: GNTA), is evolving into a next-generation strategic consolidator focused on privately held specialized companies operating in Italian national security-regulated sectors, with activities spanning cybersecurity, defense, aerospace, and biotechnology/biosecurity.

About Sòphia High Tech

Sòphia High Tech S.r.l. is an Italian aerospace and defense engineering and manufacturing company. At its core, Sòphia builds the critical mechanical components of space and defense systems — the precision parts that hold rockets together, protect satellites in orbit, and allow aircraft to perform under extreme stress. The company covers the entire product lifecycle, from initial concept design and computer simulation, through prototyping and manufacturing, all the way to final testing, assembly, and qualification for flight. What sets Sòphia apart is its mastery of advanced manufacturing techniques — including state-of-the-art metal 3D printing (known as Selective Laser Melting), CNC precision machining and multitasking, and the ability to work with some of the most demanding exotic materials in the industry, including titanium, Inconel, tungsten, and specialized copper alloys. The company also conducts original materials research — developing entirely new metallic blends tailored to the specific demands of space propulsion. Certified to the EN9100 aerospace quality standard and to ECSS-Q-ST-70-80C, the ESA specification for additive manufacturing, Sòphia is one of the very few companies in Europe qualified to 3D-print flight-ready space hardware to ESA and NASA standards. With over 530 advanced projects completed, Sòphia serves leading European aerospace and defense organizations including ESA, AVIO, Thales Alenia Space, Leonardo, MBDA, GSSI, and D-Orbit.

Non-GAAP Information. This release includes EBITDA, which is a non-GAAP financial measure. EBITDA is defined as net loss adjusted to exclude interest income, income tax expense, and depreciation and amortization. This non-GAAP measure is not in accordance with, or an alternative for, measures prepared in accordance with generally accepted accounting principles (GAAP) and may be different from non-GAAP measures used by other companies. In addition, this non-GAAP measure is not based on any comprehensive set of accounting rules or principles. Genenta believes that this non-GAAP financial measure, when considered together with financial information prepared in accordance with GAAP, can enhance investors’ and analysts’ ability to meaningfully compare its results from period to period and to forward-looking guidance, and to identify operating trends in its business. However, non-GAAP information is not superior to financial measures calculated in accordance with GAAP, is presented for supplemental informational purposes only, has limitations as an analytical tool, and should not be considered in isolation or as a substitute for financial information presented in accordance with GAAP.

Forward-Looking Statements. Statements in this press release contain “forward-looking statements,” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “suggest,” “target,” “aim,” “should,” “will,” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Genenta’s current expectations and are subject to inherent uncertainties, risks, and assumptions that are difficult to predict, including risks related to the transition to Saentra Forge, the expansion to a sovereign-aligned industrial consolidator, the legal proceedings with ENEA Tech, the funding provided by the recently acquired Mandatory Convertible Bond, etc. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the section titled “Risk Factors” in Genenta’s Annual Report on Form 20-F for the year ended December 31, 2024, and Genenta’s material disclosures on Form 6-K dated October 10, 2025, as well as other Form 6-K disclosures filed with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of the date of this announcement, and Genenta undertakes no duty to update such information except as required under applicable law.

Genenta Science Media

Tiziana Pollio, Mobile: +39 348 23 15 143

email: tiziana.pollio@genenta.com